U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
Pursuant to Section 14(f) of the
Securities Exchange Act of 1934
and Rule 14f-1 thereunder

NB MANUFACTURING, INC.
(Name of Registrant as Specified in Its Charter)

Nevada	000-52678	20-0853320
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

3410 W. Glendale, Suite D
Phoenix, AZ 85051
(Address of principal executive offices)

(602) 246-9156
(Issuer’s telephone number)

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.0001 par value per share
(Title of each class)

NB MANUFACTURING, INC.
3410 W. Glendale Avenue, Suite D
Phoenix, Arizona 85051

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NOTICE OF PROPOSED CHANGE IN THE BOARD OF DIRECTORS
No vote or other action by stockholders is required in response to this Information Statement.
Proxies are not being solicited.

INTRODUCTION

This Information Statement is being furnished by NB Manufacturing, Inc. (the “Company,” “we,” “us” or “our”) pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

This Information Statement is being mailed on or about May 4, 2012 to the holders of record at the close of business on April 27, 2012 of our common stock, par value $0.0001 per share (“Common Stock”), regarding a proposed change in the composition of 100% of our Board of Directors (the “Board of Directors”) that would be effected upon closing of a proposed transaction between us and Xhibit LLC (“Xhibit”).

On April 12, 2012, we entered into a merger agreement (“Merger Agreement”) with Xhibit.  The contemplated merger (“Proposed Transaction”) will take the form of a transaction, a so-called "reverse merger" in which NB Manufacturing Subsidiary, LLC, a Nevada limited liability company, that is a wholly owned subsidiary of the Company, will be merged into Xhibit, which will then be a wholly-owned subsidiary of the Company. The owners of Xhibit will receive shares of the Common Stock of the Company and will then own the majority of the outstanding capital stock of the Company. The Merger is intended by Xhibit to qualify as a non-taxable contribution of its assets and liabilities to the Company in exchange for stock of the Company pursuant to Section 351 of the Internal Revenue Code of 1986, as amended.  Assuming successful completion of the Proposed Transaction, our capitalization at closing, on an as converted basis, would be as follows: (a) the shares issued to members of Xhibit would represent approximately 83% of the aggregate voting power in the election of our directors; and (b) the shares of common stock held by our existing stockholders would represent approximately 17% of the aggregate voting power in the election of our directors.

Pursuant to the Merger Agreement, upon the closing of the Proposed Transaction, the sole member of our Board of Directors would resign and two nominees of Xhibit would be appointed to the Board of Directors. Information about the intended appointees to the Board of Directors is provided under the heading “Changes to the Board of Directors,” below.

Under the Merger Agreement, completion of the Proposed Transaction is subject to the satisfaction of the following principal conditions, all of which may be waived by the managing bodies of the Company and Xhibit, as applicable, if unmet:

•	Approval by the Xhibit Members of the Merger Agreement and the Merger;
•	Satisfaction by the Company and Xhibit of customary representations and warranties regarding accuracy of information delivered, capitalization, absence of litigation, and similar matters;
•	There shall be no litigation or proceeding pending or threatened to prevent the Merger;
•	Social Bounce, LLC (“Social”) shall be owned 100% by Xhibit;
•	The receipt by the Company of audited financial statements of Xhibit as of December 31, 2011;
•	Xhibit shall have made all cash distributions to its members as required by its Operating Agreement;
•	The Current Report on Form 8-K required following the closing of the Merger has been prepared, including the required financial statements;
•	The Company must have no more than 11,200,224 shares of common stock outstanding, no shares of preferred stock outstanding, and no derivative securities outstanding;
•	The Company must have no liabilities other than those incurred in the ordinary course of business as of the closing;
•	The Company and its officers and directors must be current on all required filings with the SEC;
•	The Company must have filed all required tax returns;
•	The Company shall have entered into employment agreements with certain of its newly appointed officers; and
•	Resignation of all the Company's and its subsidiary's officers and directors, effective as of the closing of the Merger.

The Merger Agreement may be terminated (i) by the parties by their  mutual written consent at any time prior to the filing of the Articles of Merger; (ii) if either party breaches any material representation, warranty, or covenant contained in the Merger Agreement and the breach is not cured within a period of 30 days; or (iii) if the Closing shall not have occurred on or before June 30, 2012, by reason of the failure of any conditions set forth above.

While we have entered into the Merger Agreement for the Proposed Transaction, there are no assurances that the Proposed Transaction will be consummated. As noted above, there are many conditions to closing of the Proposed Transaction, some of which are outside of the parties’ control, including the acquisition by Xhibit of Social Bounce, and we cannot predict whether these conditions will be satisfied.  There are no assurances when or if closing of the Proposed Transaction will occur.  If the Proposed Transaction does not close, the proposed change in our Board of Directors will not occur.

The contemplated 100% change in the composition of our Board of Directors and the issuance of securities upon closing of the Proposed Transaction would result in a change-of-control of the Company.

The change in our Board of Directors would become effective only upon the closing of the Proposed Transaction, but no earlier than the tenth (10th) day after this Information Statement is filed with the Securities and Exchange Commission (the “SEC”) and transmitted to our stockholders in accordance with Rule 14f-1.

As of the date hereof, there are 11,200,224 shares of our Common Stock outstanding. There presently are no shares of our preferred stock outstanding.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 thereunder require the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date of a change in a majority of our directors (otherwise than at a meeting of stockholders).

      The Proposed Transaction will become effective at the time that Xhibit and our subsidiary file the Articles of Merger with the Secretary of State of the State of Nevada.  The date the Proposed Transaction becomes effective is referred to herein as the “Closing Date”.

 Please read this Information Statement carefully.It contains certain biographical and other information concerning the persons who are expected to become the Company’s executive officers and directors after completion of the ProposedTransaction. All of our filings with the SEC and exhibits thereto may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

The approximate date of mailing of this Information Statement is May 4, 2012.

CHANGE IN CONTROL

Pursuant to the Merger Agreement, the Company will be issuing 55,383,452 shares of its Common Stock to the members of Xhibit.  Thus, upon the closing of the Proposed Transaction, the members of Xhibit will be the controlling shareholders of the Company, owning approximately 83.2% of our Common Stock.  In addition, upon the closing of the Proposed Transaction, the sole officer and director of the Company, Mr. Derold L. Kelley, will resign and Messrs. Chris Richarde and Michael Schifsky, nominees of Xhibit, would be appointed to fill the vacancies created upon the resignation of our lone director.  It is expected that the two new directors will look to appoint a third director to the Company's Board of Directors, a person that would not be an employee or otherwise affiliated with Xhibit.

As a result of the change in the Company's stock ownership and the changes in the composition of our Board of Directors, the Proposed Transaction will result in a change of control of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT PRIOR TO THE PROPOSED TRANSACTION

The following table sets forth certain information with respect to the ownership of our Common Stock as of the April 30, 2012, by (i) each person who is known by us to own of record or beneficially more than 5% of our Common Stock, (ii) each of our directors and officers. Unless otherwise indicated, the stockholders listed in the table have sole voting and investment powers with respect to the shares of Common Stock.

Name and Address	Number of Shares	Percent Ownership (1)
Derold L Kelley	91,672	0.8%
President, Chief Executive Officer,
Chief Financial Officer and Director
3410 W. Glendale Ave., Suite D
Phoenix, AZ 85051

All officers and directors as a group	91,672	0.8%
(1 person)

Larry Eiteljorg	2,378,380	21.2%
19247 N. 88th Way
Scottsdale, AZ 85255

Azul Dia, Inc	2,378,380	21.2%
4901 Bellair Blvd.
Bellaire, TX 77401

Beaux Beaux Partnership	2,378,380	21.2%
P.O. Box 1790
Bellair Blvd.
Bellaire, TX 77401

Rocky Global Enterprises, Ltd.	2,378,380	21.2%
P.O. Box 1790
Bellair Blvd.
Bellaire, TX 77401
(1)	Percentages are rounded to the nearest one-tenth of one percent. Percentages are based on 11,200,224 shares of common stock outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT UPON CLOSING OF THE PROPOSED TRANSACTION

The following table assumes the closing of the Proposed Transaction. The following table set forth certain information with respect to the expected beneficial ownership of our Common Stock immediately after the closing of the Proposed Transaction by (i) each person who we expect to be the beneficial owner of more than 5% of our Common Stock following the closing, (ii) each person that is expected to be appointed to our Board of Directors following the closing; (iii) each person that is expected to be appointed as an executive officer following the closing; and (iv) all persons that are expected to be directors and executive officers following the closing, as a group.

Name and Address	Number of Shares		Percent Ownership (1)
Chris Richarde	44,440,064		66.7%
President, Chief Executive Officer
and Director

Michael Schifsky	1,214,173		1.8%
Chief Financial Officer
and Director

All officers and directors as a group	45,654,237	(2)	68.6%
(2 persons)

(1)	Percentages are rounded to the nearest one-tenth of one percent. Percentages are based on 66,583,676 shares of Common Stock to be outstanding after the closing of the Proposed Transaction.

INFORMATION CONCERNING OFFICERS AND DIRECTORS

Current Director and Executive Officer Prior to the Proposed Transaction

The following sets forth certain information regarding our current director and executive officer:

Name	Age	Position	Director or Officer Since
Derold L. Kelley	55	President, Chief xecutive Officer, Chief Financial Officer and Director	September 2001

         The following is a summary of our current director and executive officer’s business experience.

Derold L. Kelley.  From 1978 until his honorable discharge in 1984, Mr. Kelley was in the United States Air Force.  From 1984, through December 2001 Mr. Kelley has been a founder and an executive officer of New Bridge Manufacturing Inc. and its prior corporation Care Concepts, Inc., responsible for supervising the Company’s production facilities.  Mr. Kelley served as a director and secretary until the company ceased operations in 2001.  From 2001 until 2002 Mr. Kelley was involved in private investing for his own account.  In 2002 Mr. Kelley was a founder of On Line Pest Control and served as its president until July 2005, when Mr. Kelley formed Are You Bugged Inc. where he continues to serve as its president. From September 2007 to April 2008, Mr. Kelley was a Director for NB Design Licensing. Since the Company’s inception, Mr. Kelley has been an officer and director of the Company and has been its President, Chief Executive Officer, Chief Financial Officer and sole director since June 30, 2009.  Mr. Kelley continues to devote such time to the Company as required to perform his duties.

Directors and Executive Officers After the Proposed Transaction

The following sets forth certain information regarding the persons who would become directors and executive officers of the Company upon closing of the Proposed Transaction:

Name	Age	Position
Chris Richarde	28	President, Chief Executive Officer and Director
Michael J. Schifsky	51	Chief Financial Officer and Director

     Chris Richarde.  Mr. Richarde was the co-founder and has served as the Chief Executive Officer of Xhibit LLC since July 2011.  Mr. Richarde has over 13 years of industry experience in the field of internet marketing.  In 2005, Mr. Richarde founded and from 2005 to 2011, he served as CEO of SpyFire Interactive, LLC, a results-based digital marketing and advertising agency.  In April 2010, Mr. Richarde co-founded Stacked Digital, LLC, an online email marketing and lead generation company.  Both SpyFire and Stacked Digital were acquired by Xhibit in August 2011.  Mr. Richarde brings his perspective and experience as Xhibit’s co-founder and CEO to his proposed service on the Board of Directors.  In 2003, Mr. Richarde pled guilty to two counts of felony reckless driving in Washoe County, Nevada, stemming from a vehicular crash in June, 2002 when the vehicle he was driving went out of control and crashed into a tree, resulting in the death of one person and substantial bodily harm to two others. At the scene of the car accident, Mr. Richarde had his blood drawn and no alcohol was found in his system. Mr. Richarde was sentenced to five years probation, of which 1 year was served under house arrest, and restitution. A related civil suit was settled in March 2012, as well.

Michael Schifsky.   Mr. Schifsky has been the Chief Financial Officer of Xhibit LLC since July 2011.   Mr. Schifsky has over 25 years of financial and operational management experience. His background includes executive roles in organizations ranging from large established public companies to small and mid-sized rapid growth enterprises where he gained critical experience in leadership, organizational development, capital formation, mergers and acquisitions, SEC reporting, and corporate governance. Mr. Schifsky played a key role in the early phase of successful acquisition program that propelled Airgas, Inc. from a $200 million company to what is today a highly successful $4.5 billion NYSE traded industrial gas distributor.

From September 2009 to July 2011, Mr. Schifsky served as Chief Financial Officer of Millennium Energy Group, an early stage high tech energy storage solutions provider for the alternative energy and telecom industries.  From April 2008 to August 2009, he served as interim Chief Financial Officer for MD Helicopters, a manufacturer of light and medium duty helicopters.  From December 2006 to April 2008, he served as Chief Financial Officer for Clear Choice financial, a full service mortgage company.  From April 2004 to December 2006, Mr. Schifsky was an independent consultant providing financial advisory and consulting services to such notable companies as American Express, Apollo Group, Amcor Ltd, and American Skiing Company.

From July 2010 to August 2011, Mr. Schifsky served on the Board of Directors of Big Bear Mining Corp., a US based mineral exploration company.  Mr. Schifsky began his career in Philadelphia office of Ernst and Young, an international public accounting firm where he earned his CPA.  He holds a B.S. in accountancy from Villanova University.  Mr. Schifsky brings extensive financial and operational management experience to his proposed service on the Board of Directors.

There are no family relationships among the proposed executive officers or directors, or with our current officers and directors. Other than pursuant to the Proposed Transaction, to our knowledge, there are no arrangements or other understandings between any of the new appointees as directors or officers or any other person pursuant to which any such new officer or director was or is to be selected as an officer or director.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Our officer and director does not receive any compensation for services rendered, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with our Company.  Our officer and director is reimbursed for expenses incurred on our behalf.  Our officer and director will not receive any finder’s fee as a result of the Proposed Transaction.  However, our officer and director anticipates receiving benefits as a beneficial shareholder of our common stock.

We have not adopted any retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of our employees.

Employment Contracts

There are no employment contracts between the Company and our officer or director.

Post-Employment Compensation, Pension Benefits, Nonqualified Deferred Compensation

There were no post-employment compensation, pension or nonqualified deferred compensation benefits earned by our executive officer during the year ended December 31, 2011.

Director Compensation

Our director received no compensation during the year ended December 31, 2011.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with the Company – Directors, Executive Officers and 5% Stockholders of the Company

Except for Proposed Transaction and as described below, no relationships or transactions existed or occurred between us and any of our executive officers, directors or nominees for director, or any affiliate of or person related to any of them, since January 1, 2011, the beginning of our last full fiscal year, of the type and amount that are required to be disclosed under applicable SEC rules. Also, except as described below, no relationships or transactions have existed or occurred between us and Xhibit or any of the two proposed director appointees.

From January 1, 2011 through June 30, 2011 we used the offices of a major shareholder of ours.  During this period, we accrued $1,500 per month reimbursement for out-of-pocket expenses such as telephone, postage, supplies and administrative support to a company controlled by a major stockholder of ours.  We recorded $9,000 for these expenses for the year ended December 31, 2011.  The amounts due were accrued in accounts payable related party.  In October 2011, the shareholder agreed to forgive the balance due. As a result, the balance was written off and recorded as additional paid in capital. We currently use the offices of a shareholder of ours, located at 3410 W. Glendale Avenue, Suite D, Phoenix, AZ 85051.  We are not being charged by the shareholder for the use of this office space or for any other management related service charges.

On August 9, 2011, Xhibit entered into a promissory note payable to Chris Richarde in the principal amount of $333,516.16. This note was repaid in full as of April 10, 2012.  Prior to the closing of the Proposed Transaction, Mr. Richarde shall be paid all accrued profits of Xhibit, pursuant to its Operating Agreement.

CORPORATE GOVERNANCE

Code of Ethics

The Company has not adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  Given the nature of our business, our limited stockholder base and current composition of management, the Board of Directors does not believe that we require a code of ethics at this time.  The Board of Directors takes the position that the new Board of Directors will adopt a code of ethics that will be suitable for the combined company’s operations after we consummate the Proposed Transaction.

Nominating Committee

We have not adopted any procedures by which security holders may recommend nominees to our Board of Directors.

Audit Committee

The Board of Directors has not established an audit committee or adopted an audit committee charter and does not have an audit committee financial expert, rather, the entire Board of Directors serves the functions of an audit committee.  Given the nature of our business, our limited stockholder base and current composition of management, the Board of Directors does not believe that we require an audit committee at this time.  The Company believes that following the closing of the Proposed Transaction, the then current Board of Directors will establish an audit committee and adopt an audit committee charter that will be suitable for the combined company’s operations.

Director Independence

We have not established our own definition for determining whether our existing director is “independent” nor have we adopted any other standard of independence employed by any national securities exchange or inter-dealer quotation system.

The Company cannot predict whether incoming management of Xhibit, if the Proposed Transaction occurs, will adopt a definition of “independence” or establish any committees of the board, such as an audit committee, a compensation committee or nominating committee.  However, using the standards of the NYSE Amex, which the Company is not subject to, the Company’s Board has determined that neither Mr. Richarde nor Mr. Schifsky qualifies under such standards as an independent director. It is expected, however, that if the Proposed Transaction is completed, the current Board will look to appoint a third director to the Company's Board of Directors, a person that would not be an employee or otherwise affiliated with Xhibit or the Company.

Director Attendance

Currently, our President and sole director, Mr. Kelley, sets the agenda for the Company and conducts business through resolutions duly adopted without a meeting.  As such, during the 2011 fiscal year, there were no regularly scheduled or special Board meetings.  We have not formally designated Mr. Kelley as Chairman of the Board, but he effectively serves in that role. Because we are currently a shell company and have no active operations, employees or management, we believe that it is appropriate and efficient to have one person both serve as President and sole director.  We have not designated an independent lead director.  The Company does not have a formal policy requiring director attendance at any meeting of our shareholders.

Board Oversight of Risk

Our Board of Directors actively evaluates risks inherent in our assets and financial position as a shell company. Because we are a shell company and have no active operations, our primary assets are our cash reserves, and we have significantly less exposure to risks than if we were an operating company. Our Board of Directors has established an investment policy for our cash assets and regularly monitors our cash position.

Shareholder Communication to the Board

Shareholders who wish to send communications to our Board of Directors, or to a particular director or board committee, can send correspondence to our Corporate Secretary, c/o NB Manufacturing, Inc., 3410 W. Glendale Avenue, Suite D, Phoenix, Arizona 85051. The mailing envelope must contain a clear notation indicating that the enclosed letter is a “Shareholder-Board Communication” or “Shareholder-Director Communication.” All such correspondence must set forth the name and address of the shareholder, and must state the form of stock ownership and the number of shares beneficially owned by the shareholder making the communication. Our Corporate Secretary will compile and periodically forward all such communication to the Board of Directors.

LEGAL PROCEEDINGS

To our knowledge, no current officer or director and none of the named appointees as officers and directors, or any associate of any such officer or director, is a party adverse to us, or has a material interest adverse to us, in any legal proceeding.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who own more than 10% of our outstanding common stock, to file reports of ownership and change in ownership with the SEC. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all such ownership reports they file.

With respect to the 2011 fiscal year, and based solely on our review of the copies of such reports we received or written representations from our officers and directors, we believe that all such filing requirements applicable to our executive officers, directors and greater than 10% beneficial owners were complied with.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC. These reports include annual reports and quarterly reports, as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

By Order of the Board of Directors

Derold L. Kelley, President

Phoenix, Arizona
May 2, 2012